EXHIBIT 99.51




                           COMCAST AND LIBERTY MEDIA
                        SIGN MERGER AGREEMENT WITH QVC

                     ____________________________________

                       PRICE INCREASED TO $46 PER SHARE

                     ____________________________________


Philadelphia, Pennsylvania, Englewood, Colorado and West Chester, Pennsylvania
- -- August 5, 1994: Comcast Corporation, Liberty Media Corporation and QVC, Inc. jointly announced today that Comcast, Liberty and QVC have entered into a definitive merger agreement pursuant to which Comcast and Liberty will acquire QVC. QVC stockholders will receive $46 in cash per share of QVC Common Stock and $460 in cash per share of QVC Preferred Stock.

                QVC's Board of Directors has received the opinion of Allen & Company Incorporated that the consideration to be received by QVC's shareholders (other than Comcast, Liberty and their affiliates) pursuant to the transaction is fair to such shareholders from a financial point of view.

               In accordance with the merger agreement, Comcast and Liberty expect to commence on or prior to Thursday, August 11, 1994, a tender offer for all shares of stock of QVC at a net cash price of $46 per share of QVC Common Stock and a net cash price of $460 per share of QVC Preferred Stock. Lazard Freres & Co. will act as dealer manager for the tender offer.

               Following expiration of the tender offer, a corporation controlled by both Comcast and Liberty will merge with QVC and any remaining shares of QVC will be converted into cash at the same price as offered in the tender offer.

               The total cost of the acquisition of the remainder of QVC stock not currently owned by Comcast or Liberty will be approximately $1.42 billion. Comcast and Liberty have agreed to fund approximately $267 million and $20 million respectively, of the acquisition with the balance to be provided through debt financing, which, after the merger, will be an obligation of QVC. Following the acquisition, Comcast and Liberty will own approximately 57% and 43%, respectively, of QVC and QVC will be managed by Comcast.

               The transaction is conditioned upon Comcast and Liberty obtaining the requisite financing on satisfactory terms to purchase all of the outstanding shares of QVC, receipt of certain governmental approvals and other customary conditions.

               Comcast, Liberty and Tele-Communications, Inc., who collectively currently own approximately 35% of QVC's outstanding voting shares on a fully diluted basis, have agreed to vote their shares of QVC in favor of the transaction. Barry Diller has also agreed, among other things, to vote his QVC shares in favor of the transaction to the extent such shares are not tendered in the offer.

                QVC has agreed that if the merger agreement is terminated in certain circumstances prior to consummation of the merger, QVC will pay an aggregate of $55 million to Comcast and Liberty.

               Comcast Corporation is principally engaged in the development, management and operation of cable communications networks. Comcast's consolidated and affiliated operations served approximately 3.0 million cable subscribers at March 31, 1994. After completion of the acquisition of Maclean Hunter's United States cable properties, Comcast's consolidated and pro-rated affiliated operations will serve approximately 3.5 million cable subscribers, making it the third largest cable operator in the country. Comcast provides cellular telephone services in the Northeast United States to markets encompassing a population in excess of 7.4 million. Comcast also has investments in cable programming, telecommunications systems, and international cable and telephony franchises.

               Comcast's Class A and Class A Special Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.

               Liberty, its affiliates and companies in which it holds investments operate cable television systems serving an aggregate of approximately 3.2 million subscribers in 30 states. Liberty's programming interests include BET, The Family Channel, Encore, Starz!, Home Shopping Club, QVC, Court TV, X*PRESS and regional and national sports networks.

               On August 4, 1994, TCI and Liberty consummated a business combination transaction resulting in TCI and Liberty becoming wholly-owned subsidiaries of a newly formed holding company, which has been renamed Tele-Communications, Inc. Beginning August 5, 1994, the new TCI's Class A Common Stock, Class B Common Stock and Class E Preferred Stock will trade on the NASDAQ National Market System under the symbols TCOMA, TCOMB and TCOMP, respectively. Liberty's Class A Common Stock, Class B Common Stock and Class E 6% Cumulative Redeemable Exchangeable Junior Preferred Stock discontinued trading on such market at the close of business on August 4, 1994.

               QVC, Inc. is the world's largest electronic retailer, reaching more than 50 million homes across the United States and an additional 17 million households through joint ventures in the United Kingdom and Mexico.



FOR FURTHER INFORMATION CONTACT:

Comcast Corporation
William E. Dordelman
Assistant Treasurer
(215) 981-7392

Kathleen B. Jacoby
Director of Investor Relations
(215) 981-7392


Liberty Media Corporation
Vivian Carr
Vice President - Investor Relations
(303) 721-5406


QVC, Inc.
Investors:  William F. Costello
Executive Vice President - Chief Financial Officer
(610) 430-8938

Media:  Donald A. Van de Mark
Dir., Corporate Communications
(610) 429-5666